UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                           SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                         (AMENDMENT NO. 2)

                     STEWART ENTERPRISES, INC.
                     -------------------------
                         (Name of Issuer)

                       CLASS A COMMON STOCK
                     -------------------------
                  (Title of Class of Securities)

                            860370-10-5
                     ------------------------
                          (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860370-10-5
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     1)   Name of Reporting Person
          I.R.S. Identification No. of Above Person (entities only)
          Frank B. Stewart, Jr.
--------------------------------------------------------------------------

     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group (See
          Instructions)
          (a)...........................................             _____
          (b)...........................................             _____
--------------------------------------------------------------------------

     3)   SEC Use Only
--------------------------------------------------------------------------

     4)   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------


 Number of     (5)  Sole Voting Power......... 7,290,434 shares - Class A*
  Shares                                       3,555,020 shares - Class B
   Bene-                                         (convertible into equal
 ficially                                          number of Class A)*
 Owned by      -----------------------------------------------------------
   Each
Reporting      (6)  Shared Voting Power......... 453,500 shares - Class A*
  Person       -----------------------------------------------------------
   With
               (7)  Sole Dispositive Power.... 7,290,434 shares - Class A*
                                               3,555,020 shares - Class B
                                                 (convertible into equal
                                                   number of Class A)*
               -----------------------------------------------------------

               (8)  Shared Dispositive Power.... 453,500 shares - Class A*
--------------------------------------------------------------------------

     9)   Aggregate Amount Beneficially Owned by Each
          Reporting Person ................... 7,743,934 shares - Class A*
                                               3,555,020 shares - Class B*
--------------------------------------------------------------------------

     10)  Check if the Aggregate Amount in Row (9)
          Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------

     11)  Percent of Class Represented by Amount
          in Row (9) ............................          8.2% - Class A*
                                                           100% - Class B*
*As of December 31, 1998.

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     12)  Type of Reporting Person (See Instructions) ...........       IN
--------------------------------------------------------------------------

Item 1(a) Name of Issuer:

                    Stewart Enterprises, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

                    110 Veterans Memorial Boulevard
                    Metairie, Louisiana  70005

Item 2(a) Name of Person Filing:

                    Frank B. Stewart, Jr.

Item 2(b) Address of Principal Business Office:

                    110 Veterans Memorial Boulevard
                    Metairie, Louisiana  70005

Item 2(c) Citizenship:

                    United States

Item 2(d) Title of Class of Securities:

                    Class A Common Stock, no par value and
                    Class B Common Stock, no par value

Item 2(e). CUSIP Number:

                    860370-10-5

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act
          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under section 8 of the Investment Company Act
          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see <section> 240.13d-1(b)(1)(ii)(F)
          (g) [ ] Parent Holding Company, in accordance with <section> 240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  [ ]  Group, in accordance with <section> 240.13d.13d-
                    1(b)(1)(ii)(H)

Item 4. Ownership:

          (a)  Amount Beneficially Owned ..... 7,743,934 shares - Class A*
                                               3,555,020 shares - Class B*

          (b)  Percent of Class .................... 8.2% Class A*
                                                     100% Class B*

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to
                    direct the vote........... 7,290,434 shares - Class A*
                                               3,555,020 shares - Class B*
               (ii) shared power to vote or to
                    direct the vote............. 453,500 shares - Class A*

               (iii) sole power to dispose or to direct
                     the disposition of....... 7,290,434 shares - Class A*
                                               3,555,020 shares - Class B*

               (iv) shared power to dispose or to
                    direct the disposition of... 453,500 shares - Class A*

*As of December 31, 1998

Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
        5 percent of the class of securities, check the following  [      ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        The Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 453,500 shares owned by it with respect to which Mr. Stewart shares voting and investment power.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9.   Notice of Dissolution of Group:

        Not applicable.

Item 10.  Certification:

        Not applicable.

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1998.



     FEBRUARY 11, 1999                  /S/ Frank B. Stewart, Jr.
          Date                          --------------------------
                                            Frank B. Stewart, Jr.